    As filed with the Securities and Exchange Commission on April 29, 1999
                                                       Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                               WEEKS CORPORATION
             (Exact name of registrant as specified in its charter)

        Georgia                                              58-1525322
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                          Identification Number)

                               Weeks Corporation
                                4497 Park Drive
                            Norcross, Georgia 30093
                                 (770) 923-4076
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              --------------------
                               A. Ray Weeks, Jr.
                               Weeks Corporation
                                4497 Park Drive
                            Norcross, Georgia 30093
                                 (770) 923-4076
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------
                                with a copy to:
                                William H. Hess
                                King & Spalding
                          1185 Avenue of the Americas
                           New York, New York 10036
                                (212) 556-2100
                              --------------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [X]

  If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                                    Proposed Maximum     Proposed Maximum
                                                     Amount to       Aggregate Price         Aggregate          Amount of
        Title of Shares to be Registered           be Registered      per Share(1)       Offering Price(1)   Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share           150,000  shares            $31.28           $4,692,000            $1,384.14
=============================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) based upon the average of the high and low reported sales price per share of Common Stock of Weeks Corporation on the New York Stock Exchange on April 23, 1999.

PROSPECTUS


                               WEEKS CORPORATION

                 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

                                ---------------

                                  Common Stock

                                ---------------



  Weeks Corporation is offering the holders of shares of its common stock the opportunity to participate in the Weeks' Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan provides a simple and convenient method for shareholders to acquire additional shares of Week's common stock. All shareholders of Weeks common stock are eligible to participate in the Plan. Weeks common stock is traded on the New York Stock Exchange under the symbol "WKS."

  Participants in the Plan may purchase additional shares of Weeks common stock by:

  . having the cash dividends on all, or part, of their shares of common stock automatically reinvested,

  . investing in the Plan by making cash payments of not less than $100 per payment or more than $7,500 per month, or

  . both investing their cash dividends and making such optional cash payments.

  A shareholder may begin participating in the Plan by completing an Authorization Card and returning it to Wachovia Bank of North Carolina, N.A., as plan administrator. Participants may terminate their participation at any time. Shareholders who do not wish to participate in the Plan need take no action and will continue to receive their cash dividends, if, as and when declared, as usual. It is suggested that this prospectus be retained for future reference.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                                --------------------

                The date of this Prospectus is April 29, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

   Weeks Corporation files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Weeks has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), to register the offering of the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. Prospective investors may read and copy the registration statement and its exhibits and schedules without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Prospective investors may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, Weeks is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Commission allows Weeks to incorporate by reference information into this prospectus. This means that Weeks can disclose important information by referring to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. The following documents heretofore filed by Weeks with the Commission (File No. 011-13254) are incorporated herein by reference:

   (i) Annual Report on Form 10-K for the year ended December 31, 1998 and filed on March 31, 1999;

   (ii) Current Report on Form 8-K dated February 28, 1999 and filed on March 5, 1999;

   All documents filed by Weeks pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   Weeks will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Request for such copies should be directed to:
Vice President-Investor Relations, Weeks Corporation, 4497 Park Drive, Norcross, Georgia 30093, telephone number (770) 923-4076.


                                  THE COMPANY

   Weeks is a self-administered and self-managed real estate investment trust (a "REIT") that was organized under Georgia law to continue and expand the fully integrated real estate business previously conducted by Weeks and its affiliates. Since 1965, Weeks, together with its affiliates and predecessors, has developed, owned, managed, constructed and acquired primarily institutional-quality industrial and suburban office properties in select suburban markets in the southeast United States and Texas. As of December 31, 1998, Weeks owned 373 properties totaling approximately 31.7 million square feet, including 54 properties that were under development or in lease-up and which were under agreement to acquire. All of these properties are located in Atlanta, Georgia; Nashville, Tennessee; Raleigh-Durham-Chapel Hill, North Carolina; Miami, Orlando, Jacksonville, Ft. Lauderdale and Tampa, Florida; Dallas, Texas; and Spartanburg, South Carolina.

   At December 31, 1998, Weeks also owned or controlled (through agreements to acquire, options and marketing and development agreements) approximately 1,871 net usable acres of undeveloped land located primarily in existing business parks with zoning and infrastructure in place. Weeks believes the development potential of this land could ultimately total approximately 19.6 million square feet (based upon Weeks' estimate of the appropriate density and anticipated building types that may be developed, net of land necessary to provide for adequate infrastructure).

   Weeks conducts substantially all of its business through Weeks Realty, L.P. (the "Operating Partnership"). As of December 31, 1998, Weeks owned an approximate 72.9% ownership interest in the Operating Partnership, and the remaining approximate 27.1% limited partnership interest in the Operating Partnership was owned by various individuals and entities (including certain officers and directors of Weeks). Of the 72.9% interest in the Operating Partnership held by Weeks as of December 31, 1998, Weeks owned the sole 1.3% general partnership interest in the Operating Partnership through Weeks GP Holdings, Inc., a wholly owned Georgia corporation and a 71.6% limited partnership interest in the Operating Partnership through Weeks LP Holdings, Inc., a wholly owned Georgia corporation. As the sole general partner of the Operating Partnership, Weeks has control over the management of the Operating Partnership and over the properties.

   Weeks conducts its third-party service business through two companies: Weeks Realty Services, Inc. which conducts third-party landscape property management and leasing services, and Weeks Construction Services, Inc. which conducts third-party construction services. Weeks holds 100% of the nonvoting and 1% of the voting common shares of these subsidiaries. The remaining voting common shares are held by three executive officers of Weeks. The ownership of the common shares of these companies entitles Weeks to substantially all (99%) of the economic benefits from the results of their operations.

   Weeks owns, develops and operates primarily industrial and suburban office properties, most of which are located in landscaped business park settings. Weeks business strategy emphasizes high quality properties and tenant service. Weeks' approximately 576 employees have experience and are engaged in virtually every aspect of the real estate business, including development, construction, engineering, design, landscape, leasing, marketing and property management. Weeks' strategy for growth includes intensive management of its properties, developing and acquiring additional properties that are consistent with its existing portfolio, and owning and controlling undeveloped land sufficient to develop new and existing business parks and to meet the expansion and relocation needs of its tenants. Weeks concentrates its activities in a limited number of Sunbelt cities where it believes it can sustain a significant market presence.

   Weeks common stock (the "Common Stock") is listed on the NYSE under the symbol "WKS." Weeks' principal executive offices are located at 4497 Park Drive, Norcross, Georgia 30093, and its telephone number is (770) 923-4076.


                              RECENT DEVELOPMENTS

   On March 1, 1999, Weeks announced that it had entered into an Agreement and Plan of Merger with Duke Realty Investments, Inc., an Indiana based REIT specializing in industrial and office building development and ownership whose common stock is traded on the NYSE under the trading symbol "DRE" ("Duke"), and that the Operating Partnership had entered into an Agreement and Plan of Merger with Duke Realty Limited Partnership, the operating partnership through which Duke owns and manages its properties ("Duke OP"). These agreements provide for the merger of Weeks with and into Duke and the merger of the Operating Partnership with and into Duke OP. After the effective time of the mergers, Duke will change its name to Duke-Weeks Realty Corporation.

   The consummation of the transactions contemplated by the merger agreements is expected to occur in the second or third quarter of 1999, and is subject to approval by the shareholders of Duke and the shareholders of Weeks and satisfaction of certain other customary closing conditions. There can be no assurance that the transactions contemplated by the merger agreements will be consummated.

                            DESCRIPTION OF THE PLAN

   The provisions of Weeks' Dividend Reinvestment and Stock Purchase Plan (the "Plan") are set forth below in question and answer format.

Purpose

1. What is the purpose of the Plan?

   The purpose of the Plan is to provide holders of record of shares of Common Stock with a simple and convenient method of investing cash dividends or optional cash payments, or both, to purchase additional shares of Common Stock without payment of any brokerage commissions, fees or service charges. Shares of Common Stock purchased under the Plan will either be original issue shares or shares purchased in the open market by the plan administrator, Wachovia Bank of North Carolina, N.A., a bank unaffiliated with Weeks (the "Bank") (see Question
4). To the extent shares of Common Stock are purchased by the Bank in the open market, Weeks will not receive any proceeds. To the extent the shares of Common Stock are original issue shares, Weeks will receive additional funds for its working capital and general corporate purposes. See "Use of Proceeds."

Advantages

2. What are the options available to shareholders?

   Participants in the Plan may purchase additional shares of Common Stock by
(i) having the cash dividends on all, or part, of their shares of Common Stock automatically reinvested, (ii) by investing in the Plan by making cash payments of not less than $100 per payment or more than $7,500 per month, or (iii) by both investing their cash dividends and making such optional cash payments.

3. What are the advantages of the Plan?

   No brokerage commissions, fees or service charges are paid by Participants in connection with purchases under the Plan; provided, however, that if shares are registered in the name of a nominee or broker, such nominee or broker may charge a commission or fee. Full investment of dividends is possible under the Plan because the Plan permits fractions of shares, as well as whole shares, to be purchased and credited to Participants' accounts. Regular statements of account provide simplified record keeping. In addition, the free custodial services provided in connection with the Plan serve to protect against loss, theft or destruction of certificates.

   The price of shares of Common Stock purchased under the Plan from Weeks with reinvested cash dividends is 97% of the mean of the high and low sales prices for such shares on the applicable investment date. The price of shares of Common Stock purchased under the Plan from Weeks with optional cash payments is 100% of the mean of the high and low sales prices for such shares on the applicable investment date. For open market purchases, the purchase price will be the average price paid by the Bank for all purchases for a single cash dividend or optional cash payment.

Administration

4. Who administers the Plan for Participants?

   Wachovia Bank of North Carolina, N.A. has been designated by Weeks as its agent to administer the Plan for Participants, maintain records, send regular statements of account to Participants and perform other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by the Bank as agent for Participants and registered in the name of the Bank or its nominee. The Bank also serves as Transfer Agent for the Common Stock. Should the Bank resign, or be asked to resign, another agent will be asked to serve.

   All communications regarding the Plan should be sent to the Bank addressed as follows:

                     Wachovia Bank of North Carolina, N.A.
                     Corporate Trust Department
                     Dividend Reinvestment Section
                     P. O. Box 3001
                     Winston Salem, N.C.  27102

Participation

5. Who is eligible to participate?

   All holders of record of shares of Common Stock are eligible to participate in the Plan. In order to be eligible to participate, beneficial owners of shares of Common Stock whose shares are registered in names other than their own (for example, shares registered in the name of a broker, bank nominee or trustee) must either arrange for the holder of record to join the Plan or have the shares they wish to enroll in the Plan transferred to their own names.


6. How does an eligible shareholder participate?

   An eligible shareholder may join the Plan by checking the box of his choice on an Authorization Card and returning it to the Bank. A postage-paid envelope is provided for this purpose. Weeks shareholders whose shares are registered in the name of a nominee or broker must have the nominee or broker sign the Authorization Card and return it to the Bank. Additional Authorization Cards may be obtained at any time by written request to the Bank at the address indicated above.

7. When may a shareholder join the Plan?

   A shareholder may join the Plan at any time and will remain a Participant until participation is terminated (see Question 20) or all shares held in the Participant's Plan account are sold.

   If an Authorization Card specifying the Participant's desire to participate in the Plan is received by the Bank no later than the fifth business day preceding the record date established for a particular dividend, receipt of shares of Common Stock in lieu of cash dividends or reinvestment of cash dividends, as appropriate, will commence with that dividend. If the Authorization Card is received after the fifth business day prior to the record date established for a particular cash dividend, then participation in the Plan will not begin until the cash dividend payment date following the next record date, as applicable. Since its initial public offering completed in August 1994, Weeks has declared and paid dividends in arrears for each and every quarter.

   Optional cash payments are invested as specified in Question 14.

8. What does the Authorization Card provide?

   The Authorization Card provides for the purchase of additional shares of Common Stock through the following options:

   (a) Dividend Reinvestment Only. If the "Dividend Reinvestment Only" box is checked, the Bank will apply cash dividends on all shares of Common Stock registered in the Participant's name, or such number as specified by Participant on the Authorization Card, as well as on all shares of Common Stock credited to the Participant's Plan account, to the purchase of additional shares of Common Stock.

   (b) Dividend Reinvestment and Optional Cash Payments. If the "Dividend Reinvestment and Optional Cash Payments" box is checked, the Bank will apply cash dividends on all shares of Common Stock registered in the Participant's name, or such number as specified by Participant on the Authorization

        Card, as well as on all shares of Common Stock credited to the Participant's Plan account, and any optional cash payments to the purchase of additional shares of Common Stock.

   (c) Optional Cash Payments Only. If the "Optional Cash Payments Only" box is checked, the Bank will apply any optional cash payments and any dividends on shares credited to the Participant's Plan account to the purchase of additional shares of Common Stock. Cash dividends on shares of Common Stock registered in the Participant's name other than in his Plan account will be paid to the Participant in the usual manner.

    Except with respect to dividends on shares of Common Stock in a Participant's Plan account, which are reinvested automatically, a Participant may elect to reinvest the dividends on all or part of the shares of Common Stock registered in his name by designating his intentions on the Authorization Card.

9.  How may Participants change investment options?

    A Participant may change his investment option at any time by signing a new Authorization Card and returning it to the Bank. A change in investment option will be effective on the dividend payment date if the Authorization Card is received by the Bank no later than the fifth business day preceding the related dividend record date. If the Authorization Card is received by the Bank after the fifth business day preceding the related dividend record date, the change will be effective on the dividend payment date for the following quarter.

Costs

10. Are there any expenses of participation in connection with purchases under the Plan?

    There will be no brokerage commissions or service charges to Participants for purchases under the Plan, regardless of whether such purchases are direct from Weeks or open market purchases. Furthermore, all costs of administration of the Plan are to be paid by Weeks. See Question 20, "How does a Participant terminate participation in the Plan?" and Question 21, "May a portion of a Participant's Plan shares be sold?" for a discussion of payment by Participants of brokerage costs and transfer taxes associated with such termination of participation and sale of shares under the Plan.

    If a Participant's shares are registered in the name of a nominee or broker, such nominee or broker may charge a commission or fee for both shares purchased in the open market and original issue shares.

Purchases

11. How many shares of Common Stock will be purchased for each Participant?

    The number of shares to be purchased for a Participant's account under the Plan will depend on the amount of a Participant's dividends being reinvested, the amount of any optional cash payments and the price of the shares of Common Stock. Each Participant's account will be credited with that number of shares, including fractions computed to four decimal places, equal to the total amount to be reinvested or invested through optional cash payments, divided by the purchase price per share.

12. What will be the price of shares of Common Stock purchased under the Plan?

    The price of shares of Common Stock purchased under the Plan as original issue shares with reinvested cash dividends is 97% of the mean of the high and low sales prices for such shares on the applicable investment date. The price of shares of Common Stock purchased under the Plan as original issue shares with optional cash payments is 100% of the mean of the high and low sales prices for such shares on the applicable investment date. In the case of open market purchases for either reinvested cash dividends or optional cash payments, the purchase price will be 100% of the average price paid by the Bank for all purchases for a single cash dividend or optional cash payment.

   Since purchase prices for the Common Stock are established on the applicable investment date, a Participant loses any advantages otherwise available from being able to select the timing of investments. Participants should recognize that neither Weeks nor the Bank can assure a profit or protect against a loss on shares of Common Stock purchased under the Plan.

13.  What is the source of shares purchased under the Plan?

     It is anticipated that all of the shares under the Plan will be issued out of Weeks' authorized but unissued shares of Common Stock. The Plan, however, does provide the Bank the flexibility of using dividends and optional cash payments to purchase shares of Common Stock on the open market.

14.  How are optional cash payments made?

     Optional cash payments may be made at any time and in varying amounts of not less than $100 per payment or more than $7,500 per month. A shareholder may make an optional cash payment when enrolling in the Plan by enclosing a check (made payable to Wachovia Bank of North Carolina, N.A.) with the Authorization Card. Thereafter, optional cash payments may be made through the use of optional cash payment forms which will be sent to Participants by the Bank.

     Optional cash payments will be invested monthly, generally on the first business day of each month or, if the Common Stock is not traded on such day, the next trading day. However, only payments received no later than the fifth business day preceding the related monthly investment date will be invested on the related investment date. Optional cash payments received after the fifth business day preceding the related monthly investment date will be invested on the following monthly investment date. NO INTEREST WILL BE PAID ON OPTIONAL CASH PAYMENTS. IT IS THEREFORE SUGGESTED THAT ANY OPTIONAL CASH PAYMENTS A PARTICIPANT WISHES TO MAKE BE SENT SO THAT IT WILL REACH THE BANK AS CLOSE AS POSSIBLE TO THE 25TH DAY OF THE MONTH PRECEDING THE MONTHLY INVESTMENT DATE.
The same amount of money need not be sent each month, and there is no obligation to make an optional cash payment each month.

     A shareholder may participate through the investment of optional cash payments without the necessity of reinvesting cash dividends by checking the "Optional Cash Payments Only" box on the Authorization Card. However, even if the "Optional Cash Payments Only" box is checked, all dividends payable on shares purchased with optional cash payments and retained in the Participant's Plan account will be reinvested automatically in additional shares of Common Stock.

Reports to Participants

15.  What kind of reports will be sent to Participants in the Plan?

     Shareholders who participate in the Plan through the reinvestment of dividends will be sent a quarterly statement of their accounts and shareholders who participate through the investment of optional cash payments will be sent a monthly statement for any months within which an optional cash payment is invested. These statements of account will show any cash dividends and optional cash payments received, the number of shares purchased, the purchase price for the shares, the number of Plan shares held for the Participant by the Bank, the number of enrolled shares registered in the name of the Participant, and an accumulation of the transactions for the calendar year to date. Quarterly statements will be mailed as soon as practicable after each dividend payment date, and monthly statements will be mailed on or about the tenth day of each month. These statements are a Participant's continuing record of the cost of his purchases and should be retained for income tax purposes.

     In addition, each Participant will receive the most recent Prospectus constituting the Plan and copies of the same communications sent to every other holder of shares of Common Stock, including Weeks' Annual Report, Notice of Annual Meeting and Proxy Statement and income tax information for reporting distributions (including dividends) paid by Weeks.

Dividends

16.  How are dividends credited to Participants' accounts under the Plan?

     On shares of Common Stock for which a Participant has directed that dividends be reinvested, cash dividends will automatically be credited to a Participant's account and reinvested in additional shares of Common Stock. Cash dividends also will be automatically reinvested on all shares which have been purchased under the Plan and credited to a Participant's account; provided, however, that no dividends will be earned on such shares purchased under the Plan until the dividend payment for the first dividend record date which follows the date of purchase of such shares. On shares of Common Stock for which a Participant has not directed that dividends be reinvested and on shares owned by shareholders who are not participating in the Plan, cash dividends, as declared, will be received by them by check as usual.

     Stock dividends or stock splits distributed by Weeks on the shares purchased for and credited to the account of a Participant under the Plan will be added to the Participant's account. Stock dividends or stock splits distributed on shares owned and held outside the Plan by a Participant (including shares for which a Participant has directed that cash dividends be reinvested) will be mailed directly to such Participant.

17.  Will Participants be credited with dividends on fractions of shares?

     Yes. Account balances will be computed to four decimal places and dividends will be paid on the fractional shares.

Certificates for Shares

18. Will certificates be issued for shares of Common Stock purchased under the Plan?

     Unless requested by a Participant, certificates for shares of Common Stock purchased under the Plan will not be issued. Shares will be held in the name of the Bank or its nominees. The number of shares credited to a Participant's account under the Plan will be shown on his statement of account. This service protects against loss, theft or destruction of stock certificates. Certificates for any number of whole shares credited to an account under the Plan will be issued upon the written request of a Participant.

     The remaining whole shares and fractions of shares, if any, will continue to be credited to the Participant's account. A request for issuance of Plan shares, including issuance of all of the shares in a Participant's account, will not constitute a termination of participation in the Plan by the Participant. Termination may be effected only through the delivery to the Bank of a notice of termination as outlined in Question 20, "How does a Participant terminate participation in the Plan?"

     Shares held by the Bank for the account of a Participant may not be pledged. A Participant who wishes to pledge such shares must request that a certificate for such shares be issued in his name.

     Certificates for fractions of shares will not be issued under any circumstances.

19.  In whose name will certificates be issued?

     A Participant's account under the Plan will be maintained in the name in which his shares of Common Stock were registered at the time he enrolled in the Plan. Consequently, if and when certificates for shares held under the Plan are issued, such certificates will be issued only in that name. Certificates will be issued for whole shares only.

Termination of Participation

20.  How does a Participant terminate participation in the Plan?

     A Participant may terminate participation in the Plan at any time by giving written notification to the Bank. A Participant's notice of termination takes effect when such written notice is received by the Bank; provided, however, if the notice of termination is received less than five business days prior to the record date for a dividend payment date, the dividend will be reinvested for that Participant's account. The Bank may terminate a Participant's account by mailing a written notice of termination to the Participant 30 days prior to such termination. The account then will be terminated and all subsequent dividends will be paid to the Participant. When a Participant terminates participation in the Plan, or upon termination of such participation by the Bank, certificates for whole shares credited to a Participant's account under the Plan will be issued to him and a cash payment will be made for any fractional share. However, in the Participant's notice of termination of participation in the Plan, the Participant may, if he desires, direct that all of the shares credited to his account in the Plan, whether whole or fractional, be sold. Such sales will be made at market. Any brokerage fees and transfer taxes in connection with effecting such sales will be paid by the withdrawing Participant. The proceeds of the sale, net of such expenses, will be sent to the Participant.

     Former Participants may become Participants in the Plan again at any time by signing a new Authorization Card and returning it to the Bank.

Sales of Plan Shares

21.  May a portion of a Participant's Plan shares be sold?

     A Participant may sell all or part of shares of Common Stock held in the Plan in either of two ways. First, the Participant may request certificates for full shares and arrange for the sale of these shares through a securities broker of the Participant's choice. Alternatively, within 10 business days after receipt of written instructions, the Bank will sell any portion or all of the shares held by the Bank for the Participant. Such shares will be sold through independent securities brokers selected by the Bank in its sole discretion. The Participant will be charged a commission, transfer and other taxes and other transaction expenses, which amounts will be deducted from the cash proceeds paid to the Participant. Shares being sold for the Participant may be aggregated with those of other Plan Participants who have requested sales. In that case, the Participant will receive proceeds based on the average sales price of all shares sold, less a pro rata share of brokerage commissions, transfer and other taxes and other transaction expenses. A check representing the proceeds of the sale of shares will be forwarded to the Participant as soon as practicable after settlement of the sale.

Tax Consequences of Participation in the Plan

22.  What are the federal income tax consequences of participation in the Plan?

     Under the current provisions of the Internal Revenue Code of 1986, as amended (the "Code") the purchase of shares of Common Stock under the Plan will generally result in the following federal income tax consequences:

     (a) A dividend on shares of Common Stock will be treated for federal income tax purposes as a dividend received by the Participant notwithstanding that it is used to purchase additional Common Stock pursuant to the Plan. The full amount of cash dividends reinvested under the Plan plus the 3% purchase discount represent dividend income to Participants. In addition, the amount of any brokerage commissions, mark-ups, and other fees or expenses incurred by Weeks on behalf of a Participant in connection with such purchases on the open market will also constitute a dividend to such Participant for federal income tax purposes.

     (b) Dividends paid to corporate shareholders, including amounts taxable as dividends to corporate Participants under (a) above, will not be eligible for the corporate dividends-received deduction under the Code.

     (c) A Participant's tax basis in additional shares of Common Stock acquired under the Plan will be equal to the amount treated as a dividend for federal income tax purposes. The Participant's holding period for such shares of Common Stock will commence on the day after the investment date.

     (d) A Participant will not realize any taxable income upon the receipt of a certificate for full shares credited to the Participant's account. A Participant will recognize gain or loss when a fractional share interest is liquidated or when the Participant sells or exchanges shares received from the Plan. Such gain or loss will equal the difference between the amount which the Participant receives for such fractional share interest or such shares and the tax basis therefor.

     In the case of Participants whose dividends are subject to withholding of federal income tax, dividends will be reinvested less the amount of tax required to be withheld.

     The above is intended only as a general discussion of the current federal income tax consequences of participation in the Plan. Participants should consult their own tax advisers regarding the federal and state income tax consequences (including the effects of any changes in law) of their individual participation in the Plan.

Other Information

23. What happens if Weeks issues a stock dividend, declares a stock split or has a rights offering?

     Any stock dividends or stock splits distributed by Weeks on the shares purchased for and credited to the account of a Participant under the Plan will be added to the Participant's account. Stock dividends or stock splits distributed on shares owned and held outside the Plan by a Participant (including shares for which a Participant has directed that cash dividends be reinvested) will be mailed directly to such Participant in the same manner as to shareholders who are not participating in the Plan.

     In the event Weeks makes available to shareholders rights to purchase additional shares of Common Stock or other securities, such rights will be made available to Participants based on the number of shares (including fractional share interests to the extent practicable) held in their Plan accounts on the record date established for determining shareholders who are entitled to such rights.

24.  How will a Participant's shares be voted at meetings of shareholders?

     The Bank will forward, as soon as practicable, any proxy solicitation materials to the Participant. The Bank will vote any full and/or fractional shares of Common Stock that it holds for the Participant's account in accordance with the Participant's directions. If a Participant does not return a signed proxy to the Bank, the Bank will not vote such shares.

25.  What is the responsibility of Weeks under the Plan?

     Neither Weeks nor the Bank will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability arising out of failure to terminate a Participant's account upon such Participant's death or adjudicated incompetency prior to the receipt of notice in writing of such death or adjudicated incompetency, the prices at which shares are purchased for the Participant's account, the times when purchases are made or fluctuations in the market value of the Common Stock. Neither Weeks nor the Bank has any duties, responsibilities or liabilities except those expressly set forth in the Plan.

     THE PARTICIPANT SHOULD RECOGNIZE THAT WEEKS CANNOT ASSURE A PROFIT OR PROTECT AGAINST A LOSS ON THE SHARES PURCHASED BY A PARTICIPANT UNDER THE PLAN.

26.  May the Plan be changed or discontinued?

     While the Plan is intended to continue indefinitely, Weeks reserves the right to suspend or terminate the Plan at any time. Weeks also reserves the right to make modifications to the Plan. Notice of such suspension, termination or modification will be sent to all Participants.

     Weeks intends to use its best efforts to maintain the effectiveness of the Registration Statement filed with the Commission covering the offer and sale of Common Stock under the Plan. However, Weeks has no obligation to offer, issue or sell Common Stock to Participants under the Plan if, at the time of the offer, issuance or sale, such Registration Statement is for any reason not effective. Also, Weeks may elect not to offer or sell Common Stock under the Plan to Participants residing in any jurisdiction or foreign country where, in the judgment of Weeks, the burden or expense of compliance with applicable blue sky or securities laws makes such offer or sale there impracticable or inadvisable. In any of these circumstances, dividends, if, as and when declared, will be paid in the usual manner to the shareholders and any optional cash payments received from such shareholder will be returned to him.

                                USE OF PROCEEDS

   The net proceeds from the sale of original issue shares of Common Stock issued under the Plan will be used to increase working capital and for other general corporate purposes. Weeks has no basis for estimating either the number of shares of Common Stock that ultimately will be sold pursuant to the Plan or the prices at which such shares will be sold.

   Weeks will not receive any funds under the Plan from the purchase of shares of Common Stock in the open market by the Bank.


                                    EXPERTS

   The consolidated and combined financial statements and related financial statement schedule incorporated by reference in this Prospectus and the Registration Statement by reference to Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.


                                 LEGAL MATTERS

   The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for Weeks by King & Spalding, Atlanta, Georgia. George D. Busbee, a director of Weeks, is of counsel to King & Spalding.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

   Weeks has entered into indemnification agreements with each of Weeks' directors. The indemnification agreements require, among other things, that Weeks indemnify its directors to the fullest extent permitted by applicable law as enacted or amended, and advance to directors all reasonable expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Weeks also must indemnify and advance all reasonable expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under Weeks' directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in Weeks's Bylaws, they provide greater assurance to directors that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights provided thereunder.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

================================================================================



You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.



                             ---------------------

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
Where You Can Find More Information.                            2
Incorporation of Certain Documents
  by Reference......................                            2
The Company.........................                            2
Recent Developments.................                            3
Description of the Plan.............                            4
Use of Proceeds.....................                           12
Experts.............................                           12
Legal Matters.......................                           12
Disclosure of Commission Position
 on Indemnification for Securities
 Act Liabilities....................                           12


================================================================================

                                 150,000 Shares


                               WEEKS CORPORATION


                                  Common Stock


                                 -------------

                                   PROSPECTUS

                                 -------------


                                 April 29, 1999

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses Of Issuance and Distribution.

   The following table sets forth the estimated fees and expenses payable by Weeks in connection with the issuance and distribution of the shares of Common Stock registered hereby:


Registration Fee..................................................  $ 1,384.14
NYSE Listing Fee..................................................  $ 1,500.00
Printing and duplicating expenses.................................  $ 5,000.00
Legal fees and expenses...........................................  $10,000.00
Accounting fees and expenses......................................  $ 5,000.00
Blue Sky fees and expenses........................................  $ 5,000.00
Miscellaneous.....................................................  $ 5,000.00

     Total........................................................  $32,884.14

Item 15.  Indemnification of Directors and Officers.

   As permitted by the Georgia Business Corporation Code (the "GBCC"), Weeks' Amended and Restated Articles of Incorporation (the "Articles") provide that a director shall not be personally liable to Weeks or its shareholders for monetary damages for breach of duty of care or any other duty as a director, except that such provision shall not eliminate or limit the liability of a director (a) for any appropriation, in violation of his duties, of any business opportunity of Weeks, (b) for acts or omissions that involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions or (d) for any transaction from which the director received an improper personal benefit. The Articles further provide that if the GBCC is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Weeks shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended.

   Under Article VI of Weeks' Bylaws, Weeks is required to indemnify to the fullest extent permitted by the GBCC, any individual made a party to a proceeding (as defined in the GBCC) because he is or was a director or officer against liability (as defined in the GBCC), incurred in the proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of Weeks and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Weeks is required to pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if:

   (a) Such person furnishes Weeks a written affirmation of his good faith belief that he has met the standard of conduct set forth above; and

   (b) Such person furnishes Weeks a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification.

The written undertaking required by paragraph (b) above must be an unlimited general obligation of such person but need not be secured and may be accepted without reference to financial ability to make repayment.

   The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in Article VI of Weeks' Bylaws are not exclusive of any other right which any person may have under any statute, provision of the Weeks' Articles, provision of Weeks' Bylaws, agreement, vote of shareholders or disinterested directors or otherwise. The agreement of limited partnership of Weeks Realty, L.P. (the "Partnership Agreement") also provides for indemnification of Weeks and its officers and directors so long as they acted in good faith, except that Weeks Realty, L.P. (the "Operating Partnership") shall not indemnify any such person for any intentional misconduct or knowing violation of law or for any transaction for which such person received a personal benefit in violation or breach of any provision of the Partnership Agreement, and limits the liability of Weeks and its officers and directors to the Operating Partnership and its partners except for matters for which they are not indemnified.

   Weeks's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations. Weeks's directors and officers are insured against damages from actions and claims incurred in the course of their duties, and Weeks is insured against expenses incurred in defending lawsuits arising from certain alleged acts of its directors and officers.

   Weeks has entered into indemnification agreements with each of Weeks' directors. The indemnification agreements require, among other things, that Weeks indemnify its directors to the fullest extent permitted by applicable law as enacted or amended, and advance to directors all reasonable expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Weeks also must indemnify and advance all reasonable expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under Weeks' directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in Weeks' Bylaws, they provide greater assurance to directors that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights provided thereunder.

Item 16. Exhibits.


     Exhibit
       No.                                      Description
     -------                                    -----------

        5.1 Opinion of King & Spalding regarding the validity of the securities being registered
       23.1            Consent of King & Spalding (included as part of
                       Exhibit 5.1)
       23.2            Consent of Arthur Andersen LLP
       24.1            Power of Attorney (included on page II-3)


Item 17.  Undertakings.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on the 29th day of April, 1999.

                                    WEEKS CORPORATION


                                    By: /s/ David P. Stockert
                                       ----------------------
                                      David P. Stockert
                                      Senior Vice President and
                                        Chief Financial Officer


   We, the undersigned directors and officers of Weeks Corporation, do hereby constitute and appoint A. Ray Weeks, Jr., Thomas D. Senkbeil, Forrest W. Robinson and David P. Stockert, and each and any of them, our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys-in-fact and agents, or any of them, may deem necessary or advisable in order to enable Weeks Corporation to comply with the Securities Act of 1933 and any rules, regulations and any requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or any of them, shall do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated as of the 29th day of April, 1999.


          Signature                                 Title
          ---------                                 -----


/s/ A. Ray Weeks, Jr.                    Chairman of the Board and Chief
------------------------------------     Executive Officer and a Director
A. Ray Weeks, Jr.                        (Principal Executive Officer)



/s/ Thomas D. Senkbeil                   Vice Chairman of the Board and Chief
------------------------------------     Investment Officer and a Director
Thomas D. Senkbeil


/s/ Forrest W. Robinson                  President and Chief Operating Officer
------------------------------------     and a Director
Forrest W. Robinson


/s/ David P. Stockert                    Senior Vice President and Chief
------------------------------------     Financial Officer (Principal
David P. Stockert                        Financial Officer)

/s/ Arthur J. Quirk                      Vice President and Controller
------------------------------------     (Principal Accounting Officer)
Arthur J. Quirk


/s/ Barrington H. Branch                 Director
------------------------------------
Barrington H. Branch


/s/ George D. Busbee                     Director
------------------------------------
George D. Busbee


/s/ Charles R. Eitel                     Director
------------------------------------
Charles R. Eitel


/s/ William O. McCoy                     Director
------------------------------------
William O. McCoy

/s/ John W. Nelley, Jr.                  Director
------------------------------------
John W. Nelley, Jr.

/s/ Harold S. Lichtin                    Director
------------------------------------
Harold S. Lichtin


/s/ William Cavanaugh III                Director
------------------------------------
William Cavanaugh III


/s/ Armando Codina                       Director
------------------------------------
Armando Codina

                               INDEX TO EXHIBITS



 Exhibit                                                               Page
   No.                            Description                          Number
 -------                                                               ------

   5.1 Opinion of King & Spalding regarding the validity of the securities being registered
  23.1 Consent of King & Spalding (included as part of Exhibit 5.1)
  23.2          Consent of Arthur Andersen LLP
  24.1          Power of Attorney (included on page II-3)


------------------------